HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

__________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

November 19, 2024

Eranga Dias

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Blue Line Holdings, Inc.
Registration Statement on Form S-1, Amendment No. 2
File No. 333-282317

This office represents Blue Line Holdings, Inc. (the “Company”). Amendment No. 2 to the Company’s Registration Statement on Form S-1 has been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated November 13, 2024.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the “Page No.” column indicated the page number of the Prospectus where the responses to the staff’s comments can be found.

Page No.
1. The wording which is the subject of this comment has been revised.	10

2. Information regarding Mr. Kerrigone has been revised to comply with Item 401(f) of Regulation S-K.	11

3. The three shareholders that acquired their shares after September 24, 2024, the date the Company’s Registration Statement was filed:

●	had substantive pre-existing relationships with the Company; and

●	had committed to purchase their shares in the Company prior to the time the Company’s Registration Statement was filed.

Since the three shareholders that acquired their shares after September 24, 2024 had committed to purchase their shares in the Company prior to September 24, 2024, they could not have relied on the Company’s Registration Statement in determining whether to invest in the Company.

4. Comment complied with.	Exh. 23.2

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Page No.
5. In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering, the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations. C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration must be given to a number of factors.

For the reasons set forth below, the Company submits that the registration and offering from time to time of the shares offered by the selling shareholders is not, and should not be considered, an indirect primary offering on behalf of the Company.

The Company acknowledges the large amount of shares of common stock involved, however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14, regarding the use of Form S-3 to effect a secondary offering, also provides:

Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.

The Company believes that these interpretive provisions make clear that a holder of more than 50% of the outstanding shares of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that a selling shareholder is acting as a conduit of the issuer. In these circumstances, the selling shareholders’ shares are being registered on a Form S-1, the form for general registrations.

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Page No.
Moreover, for this to be an indirect public offering on behalf of the Company, the selling shareholders would have to be underwriters. However, there is no evidence that the selling shareholders are underwriters, that is, persons which acquired shares from the issuer with a plan of distribution. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares by the selling shareholders. As discussed in our letter to you dated October 31, 2024, there was no private or public market for the Company’s common stock when the selling shareholders purchased their shares from the Company and there is currently no private or public market for the Company’s common stock. As a result, the selling shareholders could not have purchased their shares with a view to distribution since there is no private or public market which the selling shareholders can use to make a distribution.

In addition, we note that under Rule 100(b) of Regulation M, a “distribution” is defined as: (A)n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods. (emphasis added)

The Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the sale of the shares by the selling shareholders. Nor is there any evidence that any of the selling shareholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution”.

None of the selling shareholders are in the business of underwriting securities. Only two of the selling shareholders, Anthony Kerrigone and Monarch Media, have any relationship to the Company.

The circumstances by which the selling shareholders acquired their shares are as follows:

●	Anthony Kerrigone, as the Company’s sole director, adopted a resolution issuing shares to himself;

●	Anthony Kerrigone, as the Company’s sole director, adopted a resolution issuing shares to the other selling shareholders;

●	All of the selling shareholders, with the exception of Monarch Media, paid cash for their shares;

●	Monarch Media was issued shares in partial consideration for granting a license to the Company.

The selling shareholders acquired their shares between June 13, 2024 and October 10, 2024.

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Page No.

Most importantly, the fact that the Company needs capital to implement its business plan, but none of the proceeds received by the selling shareholders from the sale of their shares will be given to the Company, unequivocally supports the contention that this is not an indirect primary offering.

The totality of the facts and circumstances surrounding this offering demonstrates that the selling shareholders are not acting as a conduit in a distribution to the public. Rather, they are each acting for their own account as an investor in arms-length transactions.

Based on the foregoing considerations, we believe that the selling shareholders are not acting as a conduit for the sale of shares to the public by the Company and that the registration of the shares for resale by the selling shareholders pursuant to the Company’s Registration Statement is a true secondary offering under Rule 415(a)(1)(i).

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart

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